EXHIBIT 8.1
October 29, 1997

Mr. Edwin J. Ducayet, Jr.
Intelect Communications Inc.
1100 Executive Drive
Richardson, Texas 75081

Dear Mr. Ducayet:

You have requested our opinion as to certain U.S. federal income tax consequences to the shareholders of Intelect Communications Systems Limited ("ICSL") under the Internal Revenue Code of 1986, as amended (the "Code"), resulting from the Agreement and Plan of Merger (the "Merger Agreement"), dated October 29, 1997 by and among ICSL, Intelect Communications, Inc., ("Intelect Delaware"), a Delaware corporation that is currently a wholly owned subsidiary of ICSL, and Intelect Merger Co. ("Merger Co."), a newly formed Delaware corporation which is a wholly owned subsidiary of Intelect Delaware, pursuant to which the common shareholders of ICSL will receive common stock of Intelect Delaware, and the preferred shareholders of ICSL (collectively "Shareholders") will receive preferred stock of Intelect Delaware (collectively "Intelect Delaware Stock") in exchange for their respective common stock and preferred stock in ICSL (collectively "ICSL Stock").

Terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreements and/or the Registration Statement on Form S-4 of Intelect Delaware (the "Registration Statement"), dated October 30, 1997.

In rendering our opinion, we have assumed that the merger will occur in accordance with the Merger Agreement and that there are no other arrangements between ICSL, Merger Co., Intelect Delaware, any parties to the Registration Statement, or any Shareholders thereof. In addition, we have assumed the due authorization, execution and delivery by each party thereto of all documents, the genuineness of all signatures, the authority of all persons signing such documents on behalf of each party thereto, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals and the conformity to the original document of any document submitted to us as a certified, conformed, or photostatic copy. Further, we have relied on and assumed to be accurate, as of the date hereof and as of the Effective Time, and without further inquiry, the certifications and representations made by and on behalf of ICSL, Intelect Delaware, Merger Co., and the Shareholders, and each of the other parties to the Merger Agreement.

We are of the opinion, based upon the Code, the Treasury regulations, existing administrative and judicial interpretations thereof and the foregoing representations, all assumed to be accurate as of the date hereof and as of the Effective Time, that, for U.S. federal income tax purposes:

1. The formation of Merger Co. and its merger into ICSL will be disregarded, and the transaction will be treated as a transfer by the Shareholders of their ICSL stock to Intelect Delaware in exchange for Intelect Delaware Stock.

2. No gain or loss will be recognized for federal income tax purposes by a shareholder of ICSL, as a result of the Merger Agreement upon the exchange of shares of ICSL Stock solely for shares of Intelect Delaware Stock, except with respect to cash, if any, received by any dissenting shareholders of ICSL.

3. A shareholder of ICSL, who receives solely stock of Intelect Delaware in exchange for ICSL shares, will have an aggregate tax basis in the Intelect Delaware Stock received (or the rights thereto), pursuant to the Merger Agreement, equal to such holder's aggregate tax basis in the ICSL Stock converted therefor, and such holder's holding period for the Intelect Delaware Stock received (or the right thereto) in the Merger Agreement will include his holding period in the ICSL Stock converted therefor, provided the ICSL shares exchanged were held by such holder as a capital asset.

4. Where a dissenting shareholder of ICSL receives solely cash, such cash should be treated as having been received by the shareholder as a distribution in redemption of the shares of ICSL, subject to the provision and limitations of Sections 302 and 304 of the Code.

We have not been engaged, nor have we undertaken, to render tax advice or opinions to a Shareholder other than as expressed in this letter. Specifically, we have expressed no opinion regarding the U.S. federal or state income tax consequences to a Shareholder associated with any other payments or distributions that may be made by ICSL or Intelect Delaware before or after the Merger. Accordingly, a Shareholder should consult his or her own tax advisor as to such U.S. federal income tax consequences.

This opinion is based upon the relevant tax authorities in effect as of the date hereof. We provide no assurance that the authorities upon which this opinion is based will not be amended, revoked, or modified (with or without retroactive effect) in a manner which would affect or change our conclusions. Additionally, should any of the representations or facts set forth herein prove to be either incomplete or inaccurate, as of the date hereof, our opinion may change.

This opinion is strictly limited to what we consider to be the material Federal income tax consequences to the shareholders of ICSL as set forth herein, and no opinion is intended to be implied or may be inferred beyond those expressly stated herein. Our opinion is rendered as of the date hereof and we assume no obligation to update or supplement it to reflect any change of fact, circumstance, or law after such date.

This opinion is not binding on the Internal Revenue Service (the "Service") or the courts. There can be no assurance that the Service or the courts will not take positions contrary to the position expressed herein. The opinion expressed herein reflects our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing U.S. federal income tax authorities relating to the issues.

This opinion is for the benefit of Intelect Delaware, ICSL, and their respective shareholders and may not be relied upon by any other person or for any other purposes without our prior written consent.

Very truly yours,

ARTHUR ANDERSEN LLP